May 14, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eric Envall

Re:         Fifth Wall Acquisition Corp. III

Registration Statement on Form S-1

Filed April 16, 2021, as amended

File No. 333-255292

Dear Mr. Envall:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby join in the request of Fifth Wall Acquisition Corp. III that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on May 18, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that approximately 3,026 copies of the Preliminary Prospectus dated May 4, 2021 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature page follows]

Very truly yours,

DEUTSCHE BANK SECURITIES INC.
GOLDMAN SACHS & CO. LLC
BOFA SECURITIES, INC.

As Representatives of the Several Underwriters

By:	DEUTSCHE BANK SECURITIES INC.

By:	/s/ Ravi Raghunathan
Name: Ravi Raghunathan
Title: Managing Director

By:	/s/ Brandon Sun
Name: Brandon Sun
Title: Director

[Signature Page to Underwriters’ Acceleration Request]